東京青山・青木法律事務所

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RECEIVED

2004 DEC -8 P 3:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046653

FILE No. 82-5176

November 29, 2004

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Office of International Corporate Finance
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SUPPL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Flash Report (Consolidated / Non-Consolidated Basis) - Results for six months ended September 30, 2004 - (filed date November 18, 2004) and
- Notice of Foreign Ownership of Our Shares (dated October 26, 2004).

Yours truly,

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

12/15

Fuji Television Network, Inc. November 18, 2004

Flash Report (Consolidated Basis)

Results for six months ended September 30, 2004

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the six-month consolidated accounts: November 18, 2004.

U.S. accounting standard: not applied

1. Performance

(1) Operating results

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2004	235,764	4.4	22,170	(8.4)	23,293	(9.1)
2003	225,882	5.0	24,212	13.4	25,638	21.1
Year ended March 31, 2004	455,945	---	44,065	---	45,564	---

	Net income		Net income per share	Net income per share after dilution
	Millions of yen	%	Yen	Yen
2004	10,234	(27.2)	4,135.35	---
2003	14,068	37.4	13,516.24	---
Year ended March 31, 2004	24,714	---	22,765.20	---

1. Gain (Loss) on investment by equity method: Six months ended September 30, 2004: ¥846 million, Six months ended September 30, 2003: ¥554 million, Year ended March 31, 2004: ¥597 million
2. Average number of shares outstanding during the period: Six months ended September 30, 2004: 2,488,765 shares, Six months ended September 30, 2003: 1,044,382 shares, Year ended March 31, 2004: 1,073,891 shares
3. Change in accounting method: none
4. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Financial data

At September 30 (Figures less than ¥1 million have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
2004	640,236	505,606	79.0	203,178.36
2003	526,990	392,599	74.5	375,961.18
March 31, 2004	625,786	501,870	80.2	403,094.41

Number of shares outstanding: September 30, 2004: 2,488,765 shares, September 30, 2003: 1,044,382 shares, March 31, 2004: 1,244,382 shares

(3) Cash flows

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalent at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2004	23,661	(76,183)	(610)	72,133
2003	28,562	(35,613)	1,086	49,304
Year ended March 31, 2004	45,256	(68,067)	92,956	125,232

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 21

Non-consolidated subsidiaries: 3 (accounted for by the equity method)

Affiliates: 11 (accounted for by the equity method)

(5) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 1, Affiliates: 0

Deletions: Consolidated subsidiaries: 1, Affiliates: 0

2. Forecast for fiscal year ending March 31, 2005

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Fiscal year	468,000	46,000	23,000

(Reference)

Consolidated net income per share for the fiscal year is forecast to be ¥9,138.03.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

1. Organization of the Fuji Television Network Group

The Fuji Television Network Group conducts a broad range of businesses that include activities in the fields of culture, art, sports, news and the environment. Conducting these businesses are Fuji Television Network, Inc. and Fuji Television's affiliates Nippon Broadcasting System, Inc. and The Sankei Shimbun, as well as by the subsidiaries and affiliates of each of these three companies, including Nippon Broadcasting subsidiary Pony Canyon, Inc.

Fuji Television's own group of companies is made up of the parent company, 35 subsidiaries and 37 affiliates. The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, technology and transmitting involving programs for broadcast; and direct marketing. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Network Group are shown below. Note that the categories are the same as the segments used for financial reporting purposes.

Category	Major Companies
Television Broadcasting Sales of TV broadcasting time and programming	Fuji Television Network, Inc.
Broadcasting-Related Businesses Planning, production, engineering and relay operations as well as other businesses for TV programming	Kyodo Edit, Co., Ltd. Kyodo Television, Limited Happo Television, Inc. Van Eight Production, Inc. Fuji Art, Inc. Fuji Creative Corporation Fuji Lighting and Technology, Inc. Basis, Ltd. Fuji International Productions (UK) Ltd. Fujisankei Communications International, Inc.
Direct Marketing Direct marketing and sales of fresh flowers	Fujisankei Living Service, Inc. FujiTV Flower Center, Co., Ltd.
Other Businesses Film production, software development, restaurants, temporary agency services, leasing, management of art galleries, and publishing	Fuji Culture Planning, Inc. Fujisankei Personnel Inc. Fuji Television Future Net, Inc. Fujimic, Inc. Fuso Publishing, Inc. "Fuji Music Partners" Fujisankei California Entertainment, Inc. T/Q Music, Inc. Windswept Classics, Inc.

2. Management Policies

(1) Basic Policies

Dramatic advances in digital technology and various forms of deregulation have given rise to a succession of new services and businesses that reflect users' needs. Such developments are currently engendering unprecedented change in the broadcasting industry. Taking into account the significance of such changes to its operating environment, Fuji Television Network, Inc., has set out the five items listed below as its basic management policies for the medium-to-long term.

1. As the nature of broadcasting continues to evolve, we will strive to create a broadcasting culture that embraces new businesses and services.
2. We will continue to work toward the development of a "Media Complex" comprising a range of new media while keeping terrestrial broadcasting as our core platform.
3. We will move to become a complete "digital content factory," that provides appealing high-quality content for such media.
4. We will work to strengthen our networks by working together to realize the digitization of our core terrestrial broadcasting platform.
5. Finally, we will expand our broadcasting rights, movie, and events businesses to diversify our revenue streams beyond our core broadcasting operations. Our goal is to develop into a broadcasting superpower, in other words, a television broadcaster that goes beyond television.

We will redouble our efforts to strengthen our competitiveness, foster continued growth, ensure the stability of our operating infrastructure, and maximize corporate value. In these endeavors, Fuji Television remains keenly aware of its responsibilities as a leading company in the visual media and content industry as well as the public mission and social responsibilities as a broadcaster of terrestrial television, our core platform.

(2) Policies Concerning the Distribution of Company Profits

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while responding to changes in the broadcasting industry by entering new fields of business and aggressively investing in content and capital.

Decisions regarding the appropriate payment of dividends for a specified period are based on a comprehensive review of the Company's performance during said period, the next term's performance forecast, the need for internal reserves, changes in the value of the Company's stock, and other factors.

We plan to allocate internal reserves to meet what we anticipate will be substantial future demand for funds required to strengthen our capabilities to create and procure content and to respond to the digitization of terrestrial broadcasting--a social lifeline infrastructure--as well as other related investments. We believe that the use of internal reserves in this fashion will contribute to the enhancement of shareholder returns and the fulfillment of our social responsibilities in the future.

(3) Policies Concerning the Reduction of the Size of the Minimum Trading Lot

Fuji Television recognizes that reducing the number of shares constituting the minimum trading lot is an effective means of expanding the shareholder base and improving the liquidity of the Company's stock.

To significantly reduce the size of the minimum trading lot and further boost the liquidity of its shares, Fuji Television implemented a two-for-one stock split on May 20, 2004 for shareholders and beneficial shareholders of record as of March 31, 2004. Going forward, Fuji Television will decide on policies to reduce the size of the minimum trading lot with in a manner that is consistent with its goal of maximizing shareholder returns. This will entail examining its business performance and the economic climate and prudently weigh the costs and benefits of such measures.

(4) Management Goals and Indices

The Company believes the setting of certain management goals to be meaningful. That said, we believe our operating environment will continue to experience significant changes over the near term, which may make it difficult to evaluate progress toward such goals using fixed management performance indicators. As a result, we attach great importance to the flexibility of our management, which must remain responsive to changes in our operating environment. In light of these considerations, we are not establishing specific numerical targets at this time. However, our principal medium-to-long-term goals are to enhance corporate value and achieve sustained growth in profits, while aiming to improve our performance in various management indicators.

(5) Medium- to Long-Term Management Strategies and Issues to be Addressed

The Fuji Television Group is working to with the mindset of a "digital content factory" to realize its goal of fortifying its content creation capabilities in the digital age. Content forms the heart of media. Without strong content, it is impossible to develop media. To this end, we will continue to raise content creation skills Groupwide by developing our capabilities in high-definition programming, data transmission, and broadcasting for mobile terminals—the hallmarks of digital broadcasting. As one facet of these activities, we raised approximately ¥93 billion in funds through a public share offering and third-party allocation implemented in February and March 2004. The funds thus raised will be used as capital expenditures for the construction of new studios aimed at further strengthening our program production capabilities. The funds will also be allocated toward investments in content and media that will help us to boost shareholder value and to fulfill our social responsibilities.

The advent of multimedia and multichannel services and services that utilize telecommunications infrastructure are dramatically reshaping the competitive landscape in Japan's broadcasting industry. Successive relaxation and removal of regulations are adding impetus to these developments. Against this backdrop, terrestrial digital broadcasting commenced in December 2003. Terrestrial digital broadcasts began initially over a limited area in the Kanto region through low-power transmissions from Tokyo Tower. In September 2004, however, output was boosted to 700W and coverage has currently been expanded to approximately 6.4 million households. Full-power service is scheduled to expand throughout the region by the end of 2005 as broadcasters are working with the government to change analog frequencies at some relay stations. Conventional analog television broadcasts are scheduled to end in 2011, so the Company will continue working to promote the diffusion of terrestrial digital broadcasting.

While business sentiment has improved considerably of late, we think it will still be a while before we see a real improvement in fundamentals. The Company will endeavor to maintain profits at a level that will support profit sharing and investment in the future through bolstered programming and operations as well as the implementation of appropriate cost-cutting measures.

At the same time, we are fostering endeavors in new media, including broadcasts via broadcasting satellite (BS) and communication satellite (CS), to diversify our profit sources. We aim to boost total revenues by focusing on our existing terrestrial broadcasting, thereby engendering sustained growth and achieving greater competitiveness. Efforts to nurture these services into steady revenue streams profit have resulted in solid growth in the scope of BS digital services, which to date have the capacity to reach approximately 6.74 million households. In CS broadcasting, there has been steady growth in the number of subscribers to SkyPerfect TV. As a consequence, our CS broadcasting business has advanced to the point that growth in subscriber revenues now contributes to profits.

Furthermore, we are striving to construct a broad business base by using our foundation in broadcasting to develop our broadcasting rights business as well as our operations in movies, animation content, events, direct marketing using visual media, and other non-broadcasting businesses. Through multilayered business development with broadcasting at its core, we aim to effect ongoing progress in all businesses so that we can continue to earn the trust of our audience and maintain the excellent reputation that we enjoy today.

(6) Basic Policies Concerning the Enhancement of Corporate Governance and Status of Implementation

Basic Policies Concerning Corporate Governance

By organically combining a transmission network (i.e., infrastructure) with programming (i.e., content), Japan's terrestrial broadcasting has attained among the world's highest levels of both diffusion and quality. It is fulfilling the public's right to receive information and become indispensable to people's lifestyles and safety as a vehicle through which culture is communicated.

Fuji Television is working to strengthen its corporate governance systems. These efforts are guided not only by the aim of maximizing shareholder value but also as a key media and mass communications company to honor its social mission to maintain its lifeline functions, such as emergency and disaster announcements, and to responsibly deliver content.

Status of Implementation of Corporate Governance Measures

1) Status of management and administrative organization concerning decision-making related to company management, execution, and supervision and other corporate governance structures

Does the company have a corporate governance committee or has an auditor system been adopted?

Fuji Television has adopted an auditor system.

Status of appointment of external directors and external auditors

At present, Fuji Television has appointed five external directors and three external auditors

Overview of various committees

Fuji Television has not established major committees, including those not mandated by law.

Status of deployment of dedicated staff for external directors

Fuji Television has not deployed such staff.

Structure for operational execution and supervision

Fuji Television's structure operational execution and supervision is as follows.



General Meeting of Shareholders
Selection and dismissal
Selection and dismissal
Selection and dismissal
Business audits
Board of Directors (supervision of operational execution)
Board of Corporate Auditors
Selection and supervision
Deliberation on important issues related to selection and supervisory and management decisions
Senior Executive Managing Directors' Board (unification of intentions for operational execution)
Accounting audits
Accounting Auditor

The organization of Fuji Television's internal control system is shown below.



Office of the Secretary (in charge of internal auditing)
Internal audits
Business Divisions and Administration Divisions

2) Overview of human resource-related relationships, capital relationships, or business ties and other potential conflicts of interest between the company and its external directors and external auditors

Fuji Television has no business relationships related to human resources, capital, or technology with the companies whose directors have been appointed as its external directors and external auditors. However, Fuji Television does have business relationships with these companies in broadcasting and other areas. All transactions are conducted under the same terms and conditions as other business partners without such relationships.

3) Measures implemented over the past year aimed at improving corporate governance

Fuji Television worked to strengthen its internal systems and enhance its disclosure of various types of information to ensure the transparency of its management.

(7) Basic Policies Concerning New Subsidiaries and Other Related Parties

Fuji Television's operating domain is distinct from that of its largest shareholder, Nippon Broadcasting System, Inc., which is primarily a radio broadcaster. However, as both companies are core members of the Fujisankei Communications Group, they share a cooperative relationship and take part in various Group events. In September 2004, Fuji Television acquired 12.39% of the outstanding shares of in Nippon Broadcasting in order to strengthen business cooperation between the firms and to fortify the business infrastructure of the Fujisankei Communications Group.

3. Business Performance and Financial Position

(1) Business Performance

Overview of the Interim Period Ended September 30, 2004

The Japanese economy during the interim period, as described in the Cabinet Office's *Monthly Economic Report* showed further improvement in the corporate sector between April and June, which spread to the household sector in July. The report indicated that there was a solid recovery in the economy as a whole from September. In particular, the report noted consistently from July that corporate earnings were improving markedly and that consumer spending was gradually trending upward.

Conditions in the advertising market built on the recovery witnessed from the second half of fiscal 2004 and improved at an accelerating pace during the interim period buoyed by this positive environment.

Given this setting, our core Broadcasting segment—which relies on advertising for the majority of its revenues—got a boost from the Athens Olympic Games and record summer temperatures in Japan. This drove a significant rise in broadcasting revenues, particularly in spot advertising sales. In addition, we earned a "triple crown" in viewer ratings in the interim period by capturing the top spots in the "golden time" (19:00-22:00), prime time (19:00-23:00), and all day (06:00-24:00) slots, thanks to the support of our viewership. In non-advertising businesses, we were unable to surpass the record highs in events and movies posted last year. That said, our video and rights businesses were healthy, and sales in the Broadcasting segment on the whole set a new record. Non-advertising operations made a respectable showing as well. Despite this, growth in operating expenses outpaced the expansion in sales, leading to a decline in profits the operating level. Consequently, consolidated net sales for the Fuji Television Group rose 4.4% year on year, to ¥235,764 million, while operating income declined 8.4%, to ¥22,170 million. In addition, recurring profit fell 9.1% to ¥23,293 million and net income for the interim period declined 27.2%, to ¥10,234 million.

Results by operating segment are as follows.

Six months ended September 30

	Net sales			Operating income		
	2003	2004	Change	2003	2004	Change
	Millions of yen	Millions of yen	%	Millions of yen	Millions of yen	%
Television broadcasting	¥179,936	¥190,456	5.8	¥21,876	¥20,545	(6.1)
Broadcasting-related business	22,917	24,014	4.8	956	1,144	19.7
Direct marketing	31,714	31,408	(1.0)	1,502	873	(41.9)
Other businesses	14,700	13,344	(9.2)	(12)	(160)	---
Eliminated	(23,386)	(23,459)	---	(109)	(232)	---
Total	¥225,882	¥235,764	4.4	¥24,212	¥22,170	(8.4)

Television Broadcasting

The Broadcasting segment reflects the earnings of the parent company. In television broadcasting during the interim period, the dramas *Destiny of Love* and *Waterboys 2* were much talked-about, while the variety programs *SMAP x SMAP*, *What a Cool We Are!*, and *The Fountain of Trivia* posted consistently high viewer ratings. In addition, *FNS 27-Hour Television* marked impressive viewer ratings.

Network time advertising sales rose thanks to such major one-off programming as the final Olympic volleyball qualifying matches in May and the Athens Olympics in August. Spot advertising saw growth in ad placements across all customer segments, but especially by makers of digital consumer electronics and other home electronics equipment; real estate and housing equipment companies; and companies involved in distribution, retailing, movies and DVDs, and food and beverages. Both network time and spot advertising sales reached new records, and interim broadcasting revenues on the whole (including local time sales and program sales) rose 8.0% year on year.

In non-advertising businesses, revenues were up in the video and rights businesses. Yet revenues from movies were down versus a year ago when *Bayside Shakedown 2* enjoyed major box office success. And while *Odaiba Adventure King* attracted over 4.22 million visitors and the soccer team Real Madrid's Japan Tour was very popular, revenues fell versus previous year, which included such events as Cirque du Soleil's *Quidam Japan Tour*. Non-advertising thus sales fell 4.7%, to ¥28,805 million during the interim period.

As a result, interim broadcasting segment sales rose 5.8%, to ¥190,456 million on the contribution of strong broadcasting revenues.

On the cost side, operating expenses rose 7.5% due to higher broadcasting costs associated with the Athens Olympics and other programming, higher costs to associated with *Odaiba Adventure King* and other events, and an increase in agency commissions accompanying growth in broadcasting revenues. As a result, segment operating income decreased 6.1%, to ¥20,545 million for the interim period.

Broadcasting-related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Subsidiaries in this segment worked to expand sales not only in program production but also in events and other businesses during the interim period. Thanks to these efforts, interim sales in the Broadcasting-related Business rose 4.8% year on year, to ¥24,014 million and operating income rose 19.7%, to ¥1,144 million owing to aggressive activities to lower the cost of sales ratio.

Direct Marketing

The operating environment in the Direct Marketing segment was extremely challenging during the interim period, as indicated by the year on year decline in sales in the retail industry. While sales of health and beauty products remained firm, as they were in the previous fiscal half, sales growth on the whole was sluggish.

On the cost side, we were successful in reducing the cost of sales ratio, but an increase in overhead for direct marketing led to a slight decline in sales and a decline in profits.

Specifically, segment sales fell 1.0%, to ¥31,408 million and operating income declined 41.9%, to ¥873 million.

Other Businesses

Interim results in this segment were mixed. Software developer Fujimic, Inc. recorded a decline in sales and profits, as the major orders it had been winning thus far ran their course. Fuso Publishing Inc. posted lower sales and a loss owing to a slump in the publishing market. In contrast, Fujisankei Personnel Inc., which through a merger now has both personnel dispatching and placement operations, recorded rises in both revenues and profits. Accordingly, this segment posted an operating loss of ¥160 million on sales of ¥13,344 million (down 9.2% year on year).

Equity-method Affiliates

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) posted an operating loss, as business conditions remained difficult in the fourth year since it started services. Yet Pony Canyon, Inc. expanded its profits and other affiliates turned in generally strong performances. Overall, equity in earnings of affiliated companies (net of dividends) amounted to ¥846 million.

In addition, we made interim provisions of ¥3,843 million for extraordinary losses on doubtful receivables at a major customer of Fuso Publishing. This had a substantial impact on income before income taxes and other adjustments as well as on net income.

Outlook for the Fiscal Year Ending March 31, 2005

Entering the latter half of the fiscal year, the Cabinet Office's *Monthly Economic Report* for October noted that the Japanese economy was amid a firm recovery and forecast the recovery to continue, driven by strong domestic demand. However, the same report also noted that caution was called for in light of potential volatility in the Japanese and overseas economies caused by movements in crude oil prices. In addition, factors negative for the Japanese economy emerged in the form of typhoons, earthquakes, and weakness in the U.S. dollar. Moreover, the Cabinet Office's report released on October 12 revealed preliminary GDP figures for the July–September quarter recording real growth of 0.3%, a slowdown from the 1.1% expansion in the April–June quarter.

We expect the advertising market to continue to turn upward in the remainder of 2004, carrying on the momentum of the interim period. From the start of 2005, however, we do not expect growth at this juncture to be as robust as in 2004 owing to the various uncertainties that have emerged.

Against this backdrop, we expect revenues from our core Broadcasting business in the second half to rise year on year and to offset a decline in revenues from non-advertising operations. We expect this to lead to a year-on-year rise in revenues in fiscal 2005. As a reflection of this, we have revised up our earnings forecasts for fiscal 2005, as described below.

We now forecast consolidated net sales of ¥468.0 billion, recurring profit of ¥46.0 billion, and net income of ¥23.0 billion. On a non-consolidated basis, we forecast net sales of ¥368.0 billion, recurring profit of ¥41.5 billion, and net income of ¥23.0 billion.

Differences between our new forecasts and those announced on August 5, 2004 are shown in the table below.

(1).Consolidated Financial Results of Year ending March 31, 2005 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	452,000	42,000	23,000
Revised Forecast (B)	468,000	46,000	23,000
Change (B-A)	16,000	4,000	---
Percent Change (%)	3.5	9.5	---

(2) Non-Consolidated Financial Results of Year ending March 31, 2005 (Millions of Yen)

	Net Sales	Recurring Profit	Net Income
Previous Forecast (A)	352,000	37,500	20,500
Revised Forecast (B)	368,000	41,500	23,000
Change (B-A)	16,000	4,000	2,500
Percent Change (%)	4.5	10.7	12.2

(2) Financial Position

Net cash flows provided by operating activities during the interim period fell ¥4,900 million from the previous interim period to ¥23,661 million, reflecting a downturn in earnings in the core Broadcasting segment, a smaller increase in accounts payable, and an increase in income taxes paid.

Net cash used in investing activities increased ¥40,569 million year on year, to ¥76,183 million, owing to funds used in the acquisition of land for the construction of new studios and an increase in the acquisition of investment securities.

Net cash used in financing activities increased ¥1,696 million from the previous interim period, to ¥610 million, owing to primarily to a decline in proceeds from investments by minority interests in consolidated subsidiaries and an increase in dividend payments.

As a result, cash and cash equivalents at the end of the interim period under review amounted to ¥72,133 million, up ¥22,828 million compared with the balance at the end of the previous interim period and down ¥53,099 million compared with the balance at the end of the fiscal 2004.

Trends in cash flow indices are shown below:

	March 31		September 30,	March 31,	September 30,
	2002	2003	2003	2004	2004
Equity ratio (%)	77.0	76.5	74.5	80.2	79.0
Equity ratio, based on market value (%)	152.4	79.9	108.0	116.5	87.1
Number of years for amortization (years)	0.2	0.2	0.2	0.1	0.2
Interest coverage ratio	160.2	226.4	496.2	356.6	374.0

Notes

1. Equity ratio=total shareholders' equity/total assets
2. Equity ratio based on market value: Total market value of stocks/total assets
3. Number of years for amortization: interest-bearing debt/operating cash flows
4. Interest coverage ratio: operating cash flows/interest payments

*1. All indices are calculated on a consolidated basis.

*2. The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.

*3. "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated balance sheets.

*4. "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated cash flow statements.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted.)

	September 30				March 31, 2004	
	2003		2004			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
ASSETS						
Current assets:						
1. Cash and time deposits	27,759		40,272		26,665	
2. Trade notes and accounts receivable	98,719		100,986		96,978	
3. Marketable securities	55,246		91,614		115,240	
4. Inventories	27,347		23,924		20,968	
5. Beneficial interests in trust	---		33,520		59,781	
6. Other current assets	24,504		14,617		16,051	
7. Less allowance for doubtful accounts	(251)		(233)		(270)	
Total current assets	233,324	44.3	304,702	47.6	335,416	53.6
Fixed assets:						
1. Tangible fixed assets						
(1) Buildings and structures	97,977		91,838		93,685	
(2) Land	15,406		20,558		4,388	
(3) Other tangible fixed assets	14,269		15,222		15,159	
Total tangible fixed assets	127,652	24.2	127,618	19.9	113,232	18.1
2. Intangible fixed assets						
Total intangible fixed assets	33,849	6.4	34,280	5.4	33,069	5.3
3. Investments and other assets						
(1) Investment in securities	114,946		161,962		132,014	
(2) Other	18,365		16,002		13,165	
(3) Less allowance for doubtful accounts	(1,149)		(4,330)		(1,112)	
Total investments and other assets	132,163	25.1	173,634	27.1	144,068	23.0
Total fixed assets	293,665	55.7	335,533	52.4	290,370	46.4
Total assets	526,990	100.0	640,236	100.0	625,786	100.0

(Figures less than ¥1 million have been omitted.)

	September 30				March 31, 2004	
	2003		2004			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
LIABILITIES						
Current liabilities:						
1. Trade notes and accounts payable	48,069		44,464		43,637	
2. Short-term borrowings	2,185		1,910		2,072	
3. Allowance for sales returns	146		119		131	
4. Allowance for loss of annulment of contracts	---		1,129		---	
5. Other current liabilities	46,212		48,678		37,758	
Total current liabilities	96,614	18.3	96,302	15.0	83,600	13.4
Long-term liabilities:						
1. Bonds with stock purchase rights	371		336		332	
2. Retirement allowance for employees	24,337		24,208		23,232	
3. Retirement allowance for directors	1,906		2,257		2,123	
4. Other long-term liabilities	3,756		3,394		6,947	
Total long-term liabilities	30,370	5.8	30,196	4.7	32,635	5.2
Total liabilities	126,985	24.1	126,498	19.7	116,235	18.6
MINORITY INTERESTS						
Minority interests	7,405	1.4	8,130	1.3	7,680	1.2
SHAREHOLDERS' EQUITY						
Common stock	59,764	11.3	106,200	16.6	106,200	17.0
Capital surplus	87,228	16.6	133,664	20.9	133,664	21.4
Retained earnings	242,801	46.1	261,056	40.8	252,821	40.4
Reevaluation differences of land	2,109	0.4	2,106	0.3	2,108	0.3
Valuation gain on other securities	16,745	3.2	19,614	3.0	24,199	3.9
Foreign exchange adjustment	88	0.0	(897)	(0.1)	(985)	(0.2)
Treasury stock	(16,139)	(3.1)	(16,139)	(2.5)	(16,139)	(2.6)
Total shareholders' equity	392,599	74.5	505,606	79.0	501,870	80.2
Total liabilities, minority interests and Shareholders' equity	526,990	100.0	640,236	100.0	625,786	100.0

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted.)

	Six months ended September 30				Year ended March 31, 2004	
	2003		2004			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	225,882	100.0	235,764	100.0	455,945	100.0
Cost of sales	141,701	62.7	149,088	63.2	289,371	63.5
Gross profit	84,180	37.3	86,676	36.8	166,574	36.5
Selling, general and administrative expenses						
1. Selling expense	42,801		46,100		88,198	
2. General and administrative expenses	17,166		18,405		34,310	
Operating income	24,212	10.7	22,170	9.4	44,065	9.7
Non-operating revenues						
1. Interests	126		161		264	
2. Dividends	320		630		341	
3. Equity in earnings of affiliates	554		846		597	
4. Rental fee	1,169		483		2,399	
5. Others	357		238		462	
Non-operating expenses						
1. Interests	57		63		126	
2. Losses on partnership investments	---		376		648	
3. Issue of new stocks	---		94		474	
4. Rental fee	560		395		1,164	
5. Others	484		306		152	
Recurring profit	25,638	11.4	23,293	9.9	45,564	10.0
Extraordinary gain						
1. Gain on the sale of fixed assets	0		0		304	
2. Interest on leveraged assets	64		---		173	
3. Reversal of doubtful accounts	68		---		63	
4. Others	56		24		49	
Extraordinary loss						
1. Loss on sale of fixed assets	3		3		3,012	
2. Loss on disposal of fixed assets	40		71		120	
3. Loss on sale of investment securities	---		280		---	
4. Devaluation of investment securities	---		1		119	
5. Devaluation of membership	23		4		23	
6. Retirement benefit expenses	---		---		351	
7. Provision for doubtful accounts	---		2,713		---	
8. Provision for doubtful accounts of membership deposits	49		441		54	
9. Provision for loss of annulment of contracts	---		1,129		---	
10. Others	42		13		86	

	Six months ended September 30				Year ended March 31, 2004	
	2003		2004			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Income before income taxes	25,668	11.4	18,658	7.9	42,387	9.3
Income taxes and enterprise taxes	13,743		11,046		13,435	
Adjustment for income taxes	(2,481)		(914)		3,339	
Minority interest in earnings of consolidated subsidiaries	337	0.2	(1,709)	(0.7)	897	0.2
Net income	14,068	6.2	10,234	4.3	24,714	5.4

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted.)

	Six months ended September 30				Year ended March 31, 2004	
	2003		2004			
	Millions of yen		Millions of yen		Millions of yen	
CAPITAL SURPLUS						
Capital surplus at the beginning of the year		87,228		133,664		87,228
Increase in capital surplus						
Issuance of new stock by public offering	---	---	---	---	46,436	46,436
Capital surplus at the end of the period		87,228		133,664		133,664
RETAINED EARNINGS						
Retained earnings at the beginning of the year		230,167		252,821		230,167
Increase in retained earnings						
1. Net income	14,068		10,234		24,714	
2. Increase in retained earnings with change of number of subsidiaries	20	14,089	---	10,234	20	24,734
Decrease in retained earnings						
1. Cash dividends	1,201		1,742		1,827	
2. Directors' bonuses	253		257		253	
<including corporate auditors>	<15>	1,454	<14>	1,999	<17>	2,081
Retained earnings at the end of the period		242,801		261,056		252,821

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted.)

	Six months ended September 30		Year ended March 31, 2004
	2003	2004	
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities			
1. Income before income tax	25,668	18,658	42,387
2. Depreciation	5,304	5,948	11,312
3. Amortization of consolidated differences	192	168	307
4. Increase in allowance for doubtful accounts	(179)	3,181	(197)
5. Increase (decrease) in other allowance	---	2,226	---
6. Interest and dividend receivable	(447)	(791)	(606)
7. Interests expense	57	63	126
8. Loss on revaluation of foreign currency assets	7	0	44
9. Equity in earnings of affiliates	(554)	(846)	(597)
10. (Gain) loss on sale and disposal of fixed assets	43	75	2,828
11. Decrease (increase) in notes and accounts receivable, trade	(3,652)	(4,001)	(1,946)
12. Decrease (increase) in inventories	(2,505)	(2,955)	3,870
13. Increase in notes and accounts payable	4,668	826	239
14. Others	2,060	5,861	(621)
Subtotal	30,663	28,415	57,148
15. Proceeds from interests and dividend income	592	984	768
16. Payment of interests	(57)	(63)	(126)
17. Payment of income tax	(4,853)	(5,623)	(12,319)
18. Others	2,216	(51)	(214)
Net cash provided by operating activities	28,562	23,661	45,256
Cash flows from investing activities			
1. Payments for purchase of marketable securities	(33,989)	(42,416)	(72,716)
2. Proceeds from sale of marketable securities	17,928	21,690	43,525
3. Payments on purchase of tangible fixed assets	(3,430)	(19,035)	(7,137)
4. Proceeds from sale of tangible fixed assets	5	6	10,223
5. Payments on purchase of intangible assets	(2,594)	(2,273)	(4,680)
6. Payments on purchase of investment securities	(7,226)	(37,792)	(13,957)
7. Proceeds from sale of investment securities	62	366	2,070
8. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation	(5,885)	---	(5,262)
9. Payments for the loans	(20)	(3)	(33)
10. Proceeds from the loans collected	15	7	25
11. Others	(478)	3,267	(20,125)
Net cash used in investing activities	(35,613)	(76,183)	(68,067)

SEGMENT INFORMATION

Six months ended September 30, 2003 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	Television broadcasting	Broadcasting-related business	Direct marketing	Other	Total	Eliminations	Consolidated
Net sales and income:							
1. Operating revenues from third parties	177,292	8,208	31,491	8,890	225,882	---	225,882
2. Intra-group net sales and transfers	2,644	14,709	222	5,809	23,386	(23,386)	---
Total sales	179,936	22,917	31,714	14,700	249,269	(23,386)	225,882
Operating expenses	158,060	21,961	30,211	14,713	224,947	(23,277)	201,669
Operating income	21,876	956	1,502	(12)	24,322	(109)	24,212

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
TV broadcasting business	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, publishing

Six months ended September 30, 2004 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	Television broadcasting	Broadcasting-related business	Direct marketing	Other	Total	Eliminations	Consolidated
Net sales and income:							
1. Operating revenues from third parties	187,683	8,838	31,203	8,039	235,764	---	235,764
2. Intra-group net sales and transfers	2,773	15,175	204	5,305	23,459	(23,459)	---
Total sales	190,456	24,014	31,408	13,344	259,223	(23,459)	235,764
Operating expenses	169,911	22,870	30,535	13,504	236,821	(23,226)	213,594
Operating income	20,545	1,144	873	(160)	22,402	(232)	22,170

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
TV broadcasting business	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, publishing

	Six months ended September 30		Year ended March 31, 2004
	2003	2004	
	Millions of yen	Millions of yen	Millions of yen
Cash flows from financing activities			
1. Net decrease in short-term borrowings	---	(162)	---
2. Repayments from long-term debt	(113)	---	(227)
3. Proceeds from the issuance of bonds with stock purchase rights attached	371	---	332
4. Payments on purchase of treasury stocks	---	---	92,872
5. Dividends paid by the Company	(1,201)	(1,742)	(1,827)
6. Dividends paid to minority interests	(70)	(80)	(70)
7. Proceeds from investments by minority interests	2,099	1,373	1,877
Net cash used in financing activities	1,086	(610)	92,956
Effect of exchange rate changes on cash and cash equivalents	14	33	(168)
Net increase (decrease) in cash and cash equivalents	(5,951)	(53,099)	69,976
Cash and cash equivalents at the beginning of the interim period	55,377	125,232	55,377
Cash and cash equivalents of new consolidated subsidiaries	(121)	---	(121)
Cash and cash equivalents at the end of the interim period	49,304	72,133	125,232

Six months ended September 30, 2003 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	Television broadcasting	Broadcasting-related business	Direct marketing	Other	Total	Eliminations	Consolidated
Net sales and income:							
1. Operating revenues from third parties	177,292	8,208	31,491	8,890	225,882	---	225,882
2. Intra-group net sales and transfers	2,644	14,709	222	5,809	23,386	(23,386)	---
Total sales	179,936	22,917	31,714	14,700	249,269	(23,386)	225,882
Operating expenses	158,060	21,961	30,211	14,713	224,947	(23,277)	201,669
Operating income	21,876	956	1,502	(12)	24,322	(109)	24,212

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
TV broadcasting business	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, publishing

Six months ended September 30, 2004 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	Television broadcasting	Broadcasting-related business	Direct marketing	Other	Total	Eliminations	Consolidated
Net sales and income:							
1. Operating revenues from third parties	187,683	8,838	31,203	8,039	235,764	---	235,764
2. Intra-group net sales and transfers	2,773	15,175	204	5,305	23,459	(23,459)	---
Total sales	190,456	24,014	31,408	13,344	259,223	(23,459)	235,764
Operating expenses	169,911	22,870	30,535	13,504	236,821	(23,226)	213,594
Operating income	20,545	1,144	873	(160)	22,402	(232)	22,170

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
TV broadcasting business	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, publishing

Year ended March 31, 2004 (Figures less than ¥1 million have been omitted.)

	Millions of yen						
	Television broadcasting	Broadcasting-related business	Direct marketing	Other	Total	Eliminations	Consolidated
Net sales:							
1. Net sales to third parties	352,558	18,507	66,654	18,225	455,945	—	455,945
2. Intra-group net sales and transfers	5,498	28,418	452	11,771	46,141	(46,141)	—
Total sales	358,056	46,925	67,107	29,997	502,086	(46,141)	455,945
Operating expenses	320,162	44,627	63,629	29,578	457,997	(46,116)	411,880
Operating income	37,894	2,297	3,477	419	44,089	(24)	44,065

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
TV broadcasting business	Sales of TV broadcasting time and programming
Broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Other	Temporary agency services, movables leasing, software development, publishing

Fuji Television Network, Inc. November 18, 2004

Flash Report (Non-Consolidated Basis)

Results for six months ended September 30, 2004

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the six-month consolidated accounts: November 18, 2004.

Payment date for interim dividends: December 10, 2004.

Interim dividends: Yes Unit stock system: No

1. Performance

(1) Operating results

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2004	190,456	5.8	20,545	(6.1)	21,922	(6.8)
2003	179,936	7.1	21,876	11.7	23,533	11.5
Years ended March 31, 2004	358,056	---	37,894	---	39,820	---

	Net income		Net income per share
	Millions of yen	%	Yen
2004	11,818	(11.9)	4,748.24
2003	13,421	47.7	12,850.18
Years ended March 31, 2004	21,131	---	19,535.96

1. Average number of shares outstanding during the period: Six months ended September 30, 2004: 2,488,937 shares, Six months ended September 30, 2003: 1,044,468 shares, Year ended March 31, 2004: 1,073,976 shares
2. Change in accounting method: none
3. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Dividends

Six-month ended September 30

	Interim dividends per share	Year-end dividends per share
	Yen	Yen
2004	600.00	---
2003	600.00	---
Year ended March 31, 2004	---	2,000.00

(3) Financial data

At September 30 (Figures less than ¥1 million have been omitted.)

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
2004	574,394	483,242	84.1	194,156.18
2003	465,785	370,725	79.6	354,942.12
March 31, 2004	561,266	477,887	85.1	383,888.90

1. Number of shares outstanding: September 30, 2004: 2,488,937 shares, September 30, 2003: 1,044,468 shares, March 31, 2004: 1,244,468 shares

2. Number of treasury stocks: 2004: September 30, 2004: 59,671 shares, September 30, 2003: 29,835 shares, March 31, 2004: 29,835 shares

2. Forecast for fiscal year ending March 31, 2005

	Net sales	Recurring profit	Net income	Dividends per share for the fiscal year	
				Year-end dividends	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Fiscal year	368,000	41,500	23,000	600.00	1,200.00

(Reference)

Non-Consolidated net income per share for the fiscal year is forecast to be ¥9,180.62.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

NET SALES BY OPERATIONS (Non-Consolidated Basis)

(Figures less than ¥1 million have been omitted.)

	Six months ended September 30				Change from the previous year		Year ended March 31, 2004	
	2003		2004					
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Broadcasting Operations	149,703	83.2	161,650	84.9	11,947	8.0	304,830	85.1
Broadcasting	135,555	75.3	147,247	77.3	11,692	8.6	276,379	77.2
Network time	64,695	36.0	67,856	35.6	3,160	4.9	130,623	36.5
Local time	10,815	6.0	10,897	5.7	82	0.8	21,639	6.0
Spot	60,044	33.3	68,493	36.0	8,449	14.1	124,116	34.7
Broadcasting Related Business	14,148	7.9	14,403	7.6	254	1.8	28,450	7.9
Sale of TV programs	8,878	4.9	9,057	4.8	179	2.0	17,708	4.9
Others	5,270	3.0	5,345	2.8	75	1.4	10,742	3.0
Other operations	30,233	16.8	28,805	15.1	(1,427)	(4.7)	53,226	14.9
Total	179,936	100.0	190,456	100.0	10,519	5.8	358,056	100.0

(Translation)

October 26, 2004

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Tsuyoshi Habara General Manager of Finance Dept. (Tel: 03-5500-8163)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of September 30, 2004, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

1. Percentage of foreign ownership as of September 30, 2004

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	455,110.0 shares (455,110.0 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	2,548,608.4 shares (2,488,907.0 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	18.29%

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -